Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES
The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges	2.6x	1.3x	2.9x	7.2x	3.6x